



16013327

SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44261

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancWest Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13220 California Street
(No. and street)

Omaha	NE	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Stastny — (402) 918-1394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BANCWEST INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
BancWest Investment Services, Inc.:

We have audited the accompanying statement of financial condition of BancWest Investment Services, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BancWest Investment Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules G, H, and I listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2016

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH	$ 1,810,745
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	14,196
COMMISSION AND OTHER RECEIVABLES	6,107,329
SECURITIES OWNED — At fair value	6,496,230
PREPAID EXPENSES	89,109
DEPOSIT WITH CLEARING ORGANIZATION	100,000
DEFERRED TAX ASSET	15,991
OTHER ASSETS	37,273
TOTAL ASSETS	$ 14,670,873

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued commission and other payables to related parties	$ 5,796,061
Accounts payable and other accrued expenses	290,836
Payable to clearing organization and insurance companies	124,394
Taxes payable	103,850
Total liabilities	6,315,141
STOCKHOLDER'S EQUITY:	
Common stock; $1.00 par value; 1,000 shares authorized; 30 shares issued and outstanding	30
Additional paid-in capital	5,765,800
Retained earnings	2,589,902
Total stockholder's equity	8,355,732
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,670,873

See notes to financial statements.

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS
DECEMBER 31, 2015

REVENUES:	
Commission	$ 16,905,223
Investment advisory	11,032,338
Asset based	8,949,564
Interest income	6,965
Other income	2,109,712
Total revenues	39,003,802
EXPENSES:	
Employee compensation and benefits	26,941,806
Management advisory fees agreement	(1,576,662)
Contracted services	6,690,059
Occupancy and equipment	2,439,368
Exchange and clearance fees	1,143,148
Travel and subsistence	936,006
Legal and professional fees	408,649
Marketing	336,273
Fees and licenses	268,642
Communications	208,775
Operational losses	193,447
Postage	178,839
Supplies	78,633
Other	217,295
Total expenses	38,464,278
NET INCOME BEFORE TAXES	539,524
INCOME TAX EXPENSE	228,224
NET INCOME	$ 311,300

See notes to financial statements.

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
BALANCE — January 1, 2015	$ 30	$ 5,765,800	$ 2,278,602	$ 8,044,432
Net income	-	-	311,300	311,300
BALANCE — December 31, 2015	$ 30	$ 5,765,800	$ 2,589,902	$ 8,355,732

See notes to financial statements.

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
DECEMBER 31, 2015

OPERATING ACTIVITIES:	
Net income	$ 311,300
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	33,759
Deferred income taxes	(26,564)
Changes in operating assets and liabilities:	
Decrease in securities owned	3,247
Increase in commission and other receivables	(716,867)
Increase in other assets	(7,685)
Decrease in prepaid expenses	14,218
Increase in accrued commission and other payable to related party	759,096
Increase in accounts payable and other accrued expenses	4,232
Increase in payable to clearing organization and insurance companies	49,042
Increase in taxes payable	93,133
Net cash provided by operating activities	516,911
NET INCREASE IN CASH	516,911
CASH — Beginning of year	1,293,834
CASH — End of year	$ 1,810,745
SUPPLEMENTAL DISCLOSURE:	
Income taxes paid — net (to Parent)	$ 206,537

See notes to financial statements.

1. NATURE OF BUSINESS AND OWNERSHIP

BancWest Investment Services, Inc. (the "Company"), is a Delaware Corporation, a licensed life insurance agency, a registered broker-dealer with the Securities Exchange Commission (SEC), a licensed investment advisor and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Bank of the West (the "Parent"). The Parent is a wholly owned subsidiary of BancWest Corporation, which is a wholly owned subsidiary of BNP Paribas (BNPP) based in France.

The Company is a fully disclosed broker dealer and clears all securities transactions through a clearing broker. The Company claims exemption from SEC Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. The clearing broker provides services for execution, collection of and payment of funds, and custody of securities related to customer transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP) and general practice within the broker dealer industry. The policies that materially affect the determination of financial position results of operations and cash flows are summarized below.

Management has evaluated the potential disclosure of subsequent events through the date the financial statements were available to be issued, February 25, 2016, and determined that no subsequent events were required to be disclosed.

Use of Estimates — The preparation of financial statements in conformity with US GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future it is reasonably possible that actual results could differ significantly from those estimates. This could materially affect the Company's results of operations and financial condition in the near term.

Cash — The Company considers deposits that can be redeemed on demand to be cash.

Cash Segregated under Federal and Other Regulations — The cash segregated under federal and other regulations consists of cash set aside for use of refunding mutual fund break point discounts not passed down to customers. The amount represents the minimum required to be segregated based on the FINRA communications, less amounts paid to customers related to this issue. However, there could be additional amounts owed to customers as a result of further investigations. As of December 31, 2015, the Company does not believe it is necessary to segregate any additional amount of cash.

Commissions, Fees and Other Receivables — Included in receivables are commissions and fees related to securities transactions generated in 2015 and received in 2016. The Company has analyzed the receivables and determined that no allowance for doubtful accounts is necessary.

Securities Owned — Securities owned are recognized on a trade date basis and reported at fair value, with unrealized gains and losses included in the other income line item of the statement of operations.

Fair Value of Financial Instruments — The Company determines the fair market values of its financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a complete discussion of the financial instrument at fair value.

Substantially all of the Company's financial instruments are recorded at fair value or amounts that approximate fair value.

Revenue Recognition — Commission revenues and related clearing expenses are recorded by the Company on a trade date basis as securities and insurance transactions occur. Investment advisory revenue is recorded on an accrual basis monthly and is based on average asset balances in accounts held by customers. Asset based revenue is recorded on an accrual basis monthly and is based on customer asset balances of mutual funds and annuity products.

The Company records other income that is allocated from the Parent as a result of Funds Transfer Pricing (FTP). FTP is an internal management system used by the Parent to allocate net interest margin to its operating subsidiaries for bringing cash onto the Parent's balance sheet. The revenue is allocated to the Company based on cash balances in the clearing broker's sweep account held at the Parent. Based on the allocation, the Company receives 50% of the net interest margin on these cash balances.

Recent Accounting Standards — The following Accounting Standards Updates ("ASU") have been issued by the Financial Accounting Standards Board ("FASB") and are applicable to the Company in future periods.

ASU 2014-09: *Revenue from Contracts with Customers (Topic 606)*:
In May 2014, the FASB issued new guidance that outlines the principals an entity must apply to measure and recognize revenue and the related cash flows on contracts with customers. This new guidance is effective for the Company's 2019 annual reporting period and must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. Early adoption is permitted. The Company is currently assessing the impact of adopting this new standard.

ASU 2014-15: *Presentation of Financial Statements – Going Concern (Subtopic 205-40) Dissclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern:*
In August 2014, the FASB issued new guidance that will require management to assess conditions and events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the financial statements are issued. This assessment is required annually. Disclosure is required if there is substantial doubt about the Company's ability to continue as a going concern. The guidance is effective for the Company's 2016 annual reporting perioid with early adoption permitted. The Company is currently assessing the impact of adopting this new standard.

ASU 2015-14: *Revenue from Contracts with Customers (Topic 606)*: *Deferral of the Effective Date*
In August 2015, the FASB issued new guidance that delays the effective date of ASU 2014-09. This new guidance is effective for the Company's 2019 annual reporting period and must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. Early adoption is permitted. The Company is currently assessing the impact of adopting this new standard.

ASU 2015-17: *Balance Sheet Classification of Deferred Taxes:*
In November 2015, the FASB issued new guidance that will require entities to present deferred tax assets (DTAs) and deferred tax liabilities (DTLs) as noncurrent in a classified balance sheet. The ASU simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current and noncurrent in a classified balance sheet. This new guidance is effective for the Company's 2017 annual reporting period. Early application is permitted for the Company as of the beginning of an annual reporting period. The Company is currently assessing the impact of adopting this new standard.

3. INCOME TAXES

The results of the Company operations are included in the consolidated state and federal tax return of Bank of the West. The Company reports current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense consists of the following for the year ended December 31, 2015:

Federal:	
Current	$ 206,619
Deferred	(37,942)
	168,677
State:	
Current	48,169
Deferred	11,378
	59,547
Total expense for income taxes	$ 228,224

The difference between the federal statutory rate of 35.0% and the effective tax rate of 42.3% is primarily due to the state taxes provided. The state tax rate net of federal benefit is 5.6%.

With respect to deferred tax assets, no valuation allowances are required. Realization is dependent on generating sufficient taxable income in the future and, although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred tax asset at December 31, 2015, consists of the following:

Depreciation expense	$ 148
State income and franchise taxes	15,843
Total deferred income tax asset	$ 15,991

4. RELATED-PARTY TRANSACTIONS

The Company provides brokerage services to customers of Bank of the West and First Hawaiian Bank (the "Banks"), which are wholly owned subsidiaries of BancWest Corporation. Within each branch of the Banks, a registered representative is present to provide services to customers. The Company has investment service agreements with the Banks. Pursuant to the investment service agreements, the Banks will pay rental fees, equipment, salaries, FINRA fees, contributions to pension plans, IT support fees, and other expenses on behalf of the Company. Such expenses are recorded based on the character of the expense with the remainder charged as management advisory fees or reimbursed for services provided. As consideration for these services, the Banks charge the Company with 96.25% of the commission and fee revenue earned. All expenses, other than a portion of employee compensation, benefits, exchange, and clearance fees, on the Statement of Operations are related to the investment service agreements. The Company was charged $26,693,962 and $7,967,270 for the year ended December 31, 2015, by Bank of the West and First Hawaiian Bank, respectively, for management advisory fees and related employee expenses. In fiscal year 2015, such charges exceed 96.25% of the commission and fee revenue earned, resulting in a credit of $1,576,662 in management advisory fees agreement.

The following table sets forth the Company's related-party revenues and expenses for the year ended December 31, 2015:

Other income	$ 1,714,079
Total revenues	$ 1,714,079
Employee compensation and benefits	$25,425,667
Management advisory fee	(1,576,662)
Occupancy and equipment	2,402,820
Contracted services	5,846,652
Travel and subsistence	847,736
Postage	174,287
Operational losses	122,900
Marketing	336,273
Fees and licenses	199,034
Legal and professional fees	406,749
Communications	199,790
Supplies	75,106
Other	200,880
Total expenses	$34,661,232

At December 31, 2015, the Company had cash, cash segregated under federal and other regulations, and a deferred tax asset with Bank of the West totaling $1,824,941 and $15,991, respectively. At December 31, 2015, the Company had accounts payable with the Banks in the amounts of $4,808,598 and $987,461, respectively.

5. FAIR VALUE OF ASSETS

The Company uses fair value measurements to record fair value adjustments to its trading securities. Assets and liabilities at fair value are grouped in three levels based on the market in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Those levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets. This includes the Company's trading securities.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. The Company does not have any level 2 assets.

Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. The Company does not have any level 3 assets.

The securities owned at December 31, 2015, consist of two U.S. Treasury Bills which are measured at fair value on a recurring basis and are considered level 1 assets with a fair value of $6,496,230.

Fair value measurement for the trading assets is obtained from an independent pricing service and is based on quoted prices to identical instruments in active markets. During 2015, there were no transfers between the hierarchy of the Company's financial assets.

6. CONTINGENCIES

In the normal course of business, the Company is subject to asserted and unasserted legal actions, which may seek substantial relief or damages. While the Company is unable to predict whether the outcome of such actions will materially effect our results of operations for a particular period based upon consultation with counsel, management does not expect that outcome of these proceedings would have a material effect on the Company's balance sheet, statement of operations or liquidity.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2015, the Company had net capital of $4,253,515, which was $3,832,506 in excess of its minimum required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015, was 1.48 to 1.

* * * * * *

SUPPLEMENTAL INFORMATION

BANCWEST INVESTMENT SERVICES, INC.

SUPPLEMENTAL SCHEDULE G
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

STOCKHOLDER'S EQUITY	$ 8,355,732
NONALLOWABLE ASSETS:	
Other receivables	3,757,148
Other assets	328,663
Total nonallowable assets	4,085,811
HAIRCUTS ON SECURITIES	16,406
NET CAPITAL	$ 4,253,515
AGGREGATE INDEBTEDNESS (AI):	
Accrued commission and other payables to related parties	$ 5,796,061
Accounts payable and other accrued expenses	394,686
Payable to clearing organization and insurance companies	124,394
TOTAL AGGREGATE INDEBTEDNESS	$ 6,315,141
MINIMUM NET CAPITAL REQUIREMENT, 6 2/3% OF AI	$ 421,009
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 3,832,506
NET CAPITAL LESS 10% OF AI, AS DEFINED	$ 3,622,001
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	148 %

The computation of net capital under Rule 15c3-1 as of December 31, 2015, computed by BancWest Investment Services, Inc., in its Unaudited Form X-17A-5, part II as filed with FINRA on Janaury 27, 2015, and does not materially differ from the above computations, which are based on the auidted financial statements.

BANCWEST INVESTMENT SERVICES, INC.

SUPPLEMENTAL SCHEDULES H AND I
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORAMTION RELATED TO THE POSSESSION OR CONTROL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

BancWest Investment Services, Inc. (the "Company"), is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is a introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

OATH OR AFFIRMATION

I, Robert J. Stastny affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BancWest Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and sworn before me on the 25 day of February, 2016, the individual named above appeared before me and attested that the statements above are true, correct, and complete, to the best of his knowledge.

Notary Public in and for Douglas County
State of Nebraska
My Commission expires 5-9-18

DONNA D LOWE
General Notary
State of Nebraska
My Commission Expires May 9, 2018

BancWest Investment Services, Inc.

(SEC ID. No. 8-44261)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2015, and Report of
Independent Registered Public Accounting Firm

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Security and Exchange Act of 1934)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

SEC Mail Processing Section FEB 29 2016 Washington DC 409

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BancWest Investment Services, Inc
13220 California Street, 2nd Floor
Omaha, NE 68154-5228

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bob Stastny 402.918.1394

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 2,565
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 2015 (Date Paid)	(1,385)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	1,180
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,180
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,180
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BancWest Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 11 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2015
and ending December 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$39,003,802
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	36,204,755
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,773,073
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	37,977,828
2d. SIPC Net Operating Revenues	$1,025,974
2e. General Assessment @ .0025	$2,565

(to page 1, line 2.A.)

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Managers of
BancWest Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by BancWest Investment Service, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. BancWest Investment Services, Inc. management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2016



13220 California St., 2nd Floor
Omaha, Nebraska 68154
Telephone: (800) 338-3919 - Fax: (402) 918-6486

BancWest Investment Services, Inc.'s Exemption Report

We as members of management of BancWest Investment Services, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(2)(ii)* (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year from January 1, 2015 to December 31, 2015 except as described below:

Approximate Date	Nature
01/06/2015	Stock processed by home office and transmitted to clearing broker 3 days after receipt from customer in branch location.
01/06/2015	Stock processed by home office and transmitted to clearing broker 3 days after receipt from customer in branch location.
01/06/2015	Stock processed by home office and transmitted to clearing broker 3 days after receipt from customer in branch location.
01/21/2015	Check processed by home office and transmitted to clearing broker 5 days after receipt from customer in branch location.
01/21/2015	Check processed by home office and transmitted to clearing broker 5 days after receipt from customer in branch location.
01/27/2015	Stock processed by home office and transmitted to clearing broker 7 days after receipt from customer in branch location.
01/27/2015	Stock processed by home office and transmitted to clearing broker 7 days after receipt from customer in branch location.
01/27/2015	Stock processed by home office and transmitted to clearing broker 7 days after receipt from customer in branch location.
01/27/2015	Stock processed by home office and transmitted to clearing broker 7 days after receipt from customer in branch location.
01/28/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
01/30/2015	Check processed by home office and transmitted to clearing broker 10 days after receipt from customer in branch location.
01/30/2015	Check processed by home office and transmitted to clearing broker 10 days after receipt from customer in branch location.
02/02/2015	Check processed by home office and transmitted to clearing broker 7 days after receipt from customer in branch location.
02/02/2015	Check processed by home office and transmitted to clearing broker 7 days after receipt from customer in branch location.
02/02/2015	Check processed by home office and transmitted to clearing broker 7 days after receipt from customer in branch location.
02/02/2015	Check processed by home office and transmitted to clearing broker 7 days after receipt from customer in branch location.
02/02/2015	Check processed by home office and transmitted to clearing broker 7 days after receipt from customer in branch location.
02/03/2015	Check processed by home office and transmitted to clearing broker 6 days after receipt from customer in branch location.
02/03/2015	Check processed by home office and transmitted to clearing broker 6 days after receipt from customer in branch location.
02/03/2015	Check processed by home office and transmitted to clearing broker 6 days after receipt from customer in branch location.
02/03/2015	Check processed by home office and transmitted to clearing broker 6 days after receipt from customer in branch location.
02/03/2015	Check processed by home office and transmitted to clearing broker 6 days after receipt from customer in branch location.
02/03/2015	Check processed by home office and transmitted to clearing broker 6 days after receipt from customer in branch location.
02/03/2015	Check processed by home office and transmitted to clearing broker 6 days after receipt from customer in branch location.
02/03/2015	Check processed by home office and transmitted to clearing broker 6 days after receipt from customer in branch location.
02/05/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer in branch location.
02/05/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer in branch location.
02/05/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer in branch location.
02/24/2015	Check processed by home office and transmitted to clearing broker 3 days after receipt from customer in branch location.



13220 California St., 2nd Floor
Omaha, Nebraska 68154
Telephone: (800) 338-3919 - Fax: (402) 918-6486

Continued:

Approximate Date	Nature
03/20/2015	Check processed by home office and transmitted to clearing broker 7 days after receipt from customer in branch location.
03/31/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
04/01/2015	Check processed by home office and transmitted to clearing broker 6 days after receipt from customer in branch location.
04/01/2015	Check processed by home office and transmitted to clearing broker 6 days after receipt from customer in branch location.
04/02/2015	Stock processed by home office and transmitted to clearing broker 4 days after receipt from customer in branch location.
04/10/2015	Check processed by home office and transmitted to clearing broker 5 days after receipt from customer in branch location.
04/13/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
04/13/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
04/13/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
04/13/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer in branch location.
04/13/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer in branch location.
04/13/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer in branch location.
04/18/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer in branch location.
04/23/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer in branch location.
04/28/2015	Check processed by home office and transmitted to clearing broker 3 days after receipt from customer in branch location.
05/21/2015	Check processed by home office and transmitted to clearing broker 5 days after receipt from customer in branch location.
06/05/2015	Check processed by home office and transmitted to clearing broker 25 days after receipt from customer in branch location.
06/05/2015	Check processed by home office and transmitted to clearing broker 25 days after receipt from customer in branch location.
06/22/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
06/22/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
06/24/2015	Check processed by home office and transmitted to clearing broker 5 days after receipt from customer.
06/30/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
07/03/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer.
07/13/2015	Check processed by home office and transmitted to clearing broker 3 days after receipt from customer.
08/12/2015	Check processed by home office and transmitted to clearing broker 7 days after receipt from customer in branch location.
08/13/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer in branch location.
08/26/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
08/31/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
09/01/2015	Check processed by home office and transmitted to clearing broker 3 days after receipt from customer in branch location.
09/08/2015	Check processed by home office and transmitted to clearing broker 8 days after receipt from customer.
09/11/2015	Check processed by home office and transmitted to clearing broker 5 days after receipt from customer in branch location.
09/11/2015	Check processed by home office and transmitted to clearing broker 5 days after receipt from customer in branch location.
09/23/2015	Check processed by home office and transmitted to clearing broker 5 days after receipt from customer in branch location.
09/25/2015	Check processed by home office and transmitted to clearing broker 5 days after receipt from customer in branch location.
09/29/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
09/29/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
09/29/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
10/02/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer.
10/02/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer.
10/02/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer.



13220 California St., 2nd Floor
Omaha, Nebraska 68154
Telephone: (800) 338-3919 - Fax: (402) 918-6486

Continued:

Approximate Date	Nature
10/02/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer.
10/02/2015	Stock processed by home office and transmitted to clearing broker 12 days after receipt from customer.
10/05/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer.
10/05/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer.
10/06/2015	Check processed by home office and transmitted to clearing broker 3 days after receipt from customer in branch location.
10/15/2015	Check processed by home office and transmitted to clearing broker 5 days after receipt from customer in branch location.
10/22/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer in branch location.
10/26/2015	Check processed by home office and transmitted to clearing broker 3 days after receipt from customer.
11/04/2015	Stock processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
11/04/2015	Stock processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
11/04/2015	Stock processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
11/04/2015	Stock processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
11/04/2015	Stock processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
11/10/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer.
11/18/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer.
11/27/2015	Check processed by home office and transmitted to clearing broker 3 days after receipt from customer.
12/07/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer.
12/14/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer.
12/17/2015	Check processed by home office and transmitted to clearing broker 4 days after receipt from customer.
12/21/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer.
12/28/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer.
12/28/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer.
12/28/2015	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer.

Robert Stastny
Chief Financial Officer
BancWest Investment Services, Inc.

February 25, 2016

Deloitte.

Deloitte & Touche LLP
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Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
BancWest Investment Services, Inc.

We have reviewed management's statements, included in the accompanying BancWest Investment Services, Inc. Exemption Report, in which (1) BancWest Investment Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015, except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2016